SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ReachLocal, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

75525F104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75525F104		13G

1.	Names of Reporting Persons Zorik Gordon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 288,579 shares (1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 288,579 shares (1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,579 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 1.04% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           Includes 288,579 shares issuable upon exercise of options exercisable within 60 days of December 31, 2013.

(2)           This percentage is calculated based upon 27,783,154 shares of the Common Stock outstanding as of November 1, 2013, as disclosed in the Issuer’s most recently filed 10-Q as filed with the Securities and Exchange Commission on November 6, 2913.

Item 1(a).	Name of Issuer: ReachLocal, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 21700 Oxnard Street, Suite 1600 Woodland Hills, CA 91367

Item 2(a).	Name of Person Filing: Zorik Gordon
Item 2(b).	Address of Principal Business Office or, if none, Residence: 2381 Stratford Circle Los Angeles, CA 90077
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 75525F104

Item 3.	Not applicable.

Item 4.	Ownership
	(a)	Amount beneficially owned: 288,579 shares (1)
	(b)	Percent of class: 1.04% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 288,579 shares (1)
		(ii)	Shared power to vote or to direct the vote: None
		(iii)	Sole power to dispose or to direct the disposition of: 288,579 shares (1)
		(iv)	Shared power to dispose or to direct the disposition of: None

(1)   Includes 288,579 shares issuable upon exercise of options exercisable within 60 days of December 31, 2013.

(2)   This percentage is calculated based upon 27,783,154 shares of the Common Stock outstanding as of November 1, 2013, as disclosed in the Issuer’s most recently filed 10-Q as filed with the Securities and Exchange Commission on November 6, 2913.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Signature:	/s/ Zorik Gordon
Zorik Gordon